Exhibit 99.1

            4th Quarter 2011 • Earnings News Release • Three and twelve months ended October 31, 2011

TD Bank Group Reports Fourth Quarter and Fiscal 2011 Results

This quarterly earnings release should be read in conjunction with our unaudited fourth quarter 2011 consolidated financial results ended October 31, 2011 included in this Earnings News Release and with our audited 2011 Consolidated Financial Statements, which is available on our website at http://www.td.com/investor/. This analysis is dated November 30, 2011. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies used in the preparation of these consolidated financial results are consistent with those used in the Bank’s October 31, 2011 Consolidated Financial Statements. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

FOURTH QUARTER FINANCIAL HIGHLIGHTS, compared with the fourth quarter last year:
•	Reported diluted earnings per share were $1.69, compared with $1.07.
•	Adjusted diluted earnings per share were $1.77, compared with $1.38.
•	Reported net income was $1,566 million, compared with $994 million.
•	Adjusted net income was $1,634 million, compared with $1,260 million.

FULL YEAR FINANCIAL HIGHLIGHTS, compared with last year:
•	Reported diluted earnings per share were $6.41, compared with $5.10.
•	Adjusted diluted earnings per share were $6.82, compared with $5.77.
•	Reported net income was $5,889 million, compared with $4,644 million.
•	Adjusted net income was $6,251 million, compared with $5,228 million.

Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis for an explanation of reported and adjusted results.

FOURTH QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The fourth quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $104 million after tax (12 cents per share), compared with $115 million after tax (14 cents per share) in the fourth quarter last year.
•
A gain of $44 million after tax (5 cents per share), due to the change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio, compared with a loss of $8 million after tax (1 cent per share) in the fourth quarter last year.

•
Integration and restructuring charges of $12 million after tax (1 cent per share), relating to the U.S. Personal and Commercial Banking acquisitions, compared with $18 million after tax (2 cents per share) in the fourth quarter last year.

•
A gain of $9 million after tax (1 cent per share), due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses (PCL), compared with a loss of $4 million after tax in the fourth quarter last year.

•	Integration charges of $5 million after tax (1 cent per share), relating to the Chrysler Financial acquisition.

TORONTO, December 1, 2011 – TD Bank Group (TD or the Bank) today announced its financial results for the fourth quarter ended October 31, 2011. Overall results for the quarter reflected strong performances from all of TD’s businesses.
“This was a record quarter, with all of our businesses delivering double-digit earnings growth – a truly excellent finish to the year for TD. Our North American retail businesses once again showed why we’re well positioned to grow regardless of the macroeconomic environment,” said Ed Clark, Group President and Chief Executive Officer, TD. “TD’s record full-year adjusted earnings broke the $6 billion mark for the first time, validating our strategy of focusing on steady, reliable retail earnings, which helped us outperform despite the weak and volatile economic picture.”

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	1

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted earnings of $905 million in the fourth quarter, up 17% from the same period last year. Revenue growth was driven by strong volume growth in real estate secured lending, auto lending, business loans and deposits, and insurance. PCL declined 11%. Operating leverage for the quarter was strong.
“Canadian Personal and Commercial Banking had a very strong fourth quarter and a great 2011, with record earnings in personal and business banking, as well as in insurance. We opened 24 branches during the year, continuing to expand our network for our customers,” said Tim Hockey, Group Head, Canadian Banking, Auto Finance, and Credit Cards, TD. “For 2012, we expect earnings growth to moderate as the momentum in the business bank and the contribution from MBNA Canada will be partially offset by lower margins and slower personal banking growth. Overall, we’re confident that the resilience of our business model, our focus on delivering great customer service and the investments we’ve made in our franchise leave us well positioned for the future.”

Wealth Management
Global Wealth net income, which excludes TD’s reported investment in TD Ameritrade, was $139 million in the quarter, up 18% from the same period last year, driven by increased fee-based revenue from higher client assets, direct investing transaction volumes and higher net interest margin. TD Ameritrade contributed $54 million in earnings to the segment, up 64% from the same period last year.
“This was a strong finish to a record year for the Wealth business, which continued to perform well in the face of volatile and challenging equity markets,” said Mike Pedersen, Group Head, Wealth Management, Insurance and Corporate Shared Services, TD. “The environment remains difficult to predict, but we’re confident the business is well positioned given its strong business fundamentals, increased client satisfaction and steady inflows of new client assets.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking generated US$313 million in reported net income for the quarter. On an adjusted basis, the segment earned US$325 million, up 18% from the fourth quarter last year. Revenue in U.S. dollar terms grew 23% from the same period a year earlier, driven by organic loan and deposit growth and acquisitions. Overall credit quality continued to improve compared to last year.
“TD Bank, America’s Most Convenient Bank delivered a good fourth quarter, with strong loan and deposit growth, positive momentum in residential mortgages and healthy levels of new account openings,” said Bharat Masrani, Group Head, U.S. Personal and Commercial Banking, TD. “These results complete a record year for our business, with more than US$1.3 billion in adjusted earnings. Looking into next year, we’re confident we will continue to outgrow the competition, despite the impact of the Durbin Amendment. However, we also remain cautious about the impact of the weak economy on our customers, as well as the uncertainty surrounding the U.S. regulatory landscape.”

Wholesale Banking
Wholesale Banking recorded net income of $288 million for the quarter, up 203% on a reported basis and 33% on an adjusted basis, compared with the same period last year. The increase was due to improved equity and foreign exchange trading, higher security gains, and lower PCL.
“I’m pleased with the results that our diversified business model delivered.” said Bob Dorrance, Group Head, Wholesale Banking, TD. “Trading conditions remained challenging, particularly in fixed income and credit markets. However, good performance in other core businesses including equities, foreign exchange and investment banking was augmented by significant gains in our investment portfolio, making for an overall strong quarter. While the outlook in a number of key international markets remains concerning, we will continue to meet the investment, liquidity and funding requirements of our franchise clients and will be well positioned when economies stabilize and capital markets activity improves.”

Corporate
The Corporate segment, which includes the Bank’s other activities, recorded a net loss of $136 million, down $154 million, on a reported basis, and a net loss of $80 million, down $83 million, on an adjusted basis, from the same period last year. The lower adjusted net loss was due to lower net corporate expenses and segment transfers implemented during 2011.

Capital
TD’s Tier 1 capital ratio was 13.0% in the quarter. Capital quality remained very high, with tangible common equity comprising more than 80% of Tier 1 capital. TD expects to comfortably surpass the 7% Basel III requirement on a fully phased-in basis by the second quarter of fiscal 2012.

Conclusion
“TD had a record year in 2011, and we were able to succeed because of the strength of our retail-focused strategy and its proven track record during tough times, as well as the client-driven franchise model of our Wholesale bank. A number of factors still makes us cautious about the future, including low interest rates, sluggish economic growth and an uncertain regulatory environment,” Clark said. “However, our businesses are flexible enough to adapt to changing economic conditions without having to fundamentally shift their strategy, and that ability - combined with the quality of our earnings - makes us confident we’ll continue to deliver growth in 2012 and beyond. As always, our employees and their dedication to the needs of our customers and clients were the driving force behind our success and I want to thank them for their tremendous contribution.”

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	2

The foregoing contains forward-looking statements.

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this earnings news release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this earnings news release, the Bank’s 2011 Management’s Discussion and Analysis (“MD&A”) under the headings “Economic Summary and Outlook” and, for each business segment, “Business Outlook and Focus for 2012” and in other statements regarding the Bank’s objectives and priorities for 2012 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may“, and “could”.

   By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations, expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, and other risks, all of which are discussed in the 2011 MD&A. Additional risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2011” in this earnings news release; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; and the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2011 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2011 MD&A under the headings “Economic Summary and Outlook” and, for each business segment, “Business Outlook and Focus for 2012”, as updated in subsequently filed quarterly Reports to Shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	3

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	Oct. 31, 2011	July 31, 2011	Oct. 31, 2010	Oct. 31, 2011	Oct. 31, 2010
Results of operations
Total revenue	$5,665	$5,347	$5,017	$21,594	$19,565
Provision for credit losses	334	374	404	1,465	1,625
Non-interest expenses	3,482	3,207	3,263	13,083	12,163
Net income - reported1	1,566	1,450	994	5,889	4,644
Net income - adjusted1	1,634	1,578	1,260	6,251	5,228
Economic profit2	504	533	105	2,046	876
Return on common equity - reported	14.3%	14.4%	9.7%	14.5%	12.1%
Return on invested capital2	13.2%	13.8%	11.0%	13.6%	12.1%
Financial position
Total assets	$686,360	$664,812	$619,545	$686,360	$619,545
Total risk-weighted assets	218,779	207,805	199,910	218,779	199,910
Total shareholders’ equity	46,852	43,275	42,302	46,852	42,302
Financial ratios
Efficiency ratio - reported	61.5%	60.0%	65.0%	60.6%	62.2%
Efficiency ratio - adjusted	59.2%	56.5%	61.4%	57.9%	58.6%
Tier 1 capital to risk-weighted assets	13.0%	12.9%	12.2%	13.0%	12.2%
Provision for credit losses as a % of net average loans3	0.47%	0.44%	0.61%	0.48%	0.63%
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$1.70	$1.59	$1.08	$6.45	$5.13
Diluted earnings	1.69	1.58	1.07	6.41	5.10
Dividends	0.68	0.66	0.61	2.61	2.44
Book value	48.23	44.87	44.29	48.23	44.29
Closing share price	75.23	76.49	73.45	75.23	73.45
Shares outstanding (millions)
Average basic	893.8	886.6	874.9	885.7	867.1
Average diluted	897.1	891.2	879.7	890.1	872.1
End of period	901.0	888.8	878.5	901.0	878.5
Market capitalization (billions of Canadian dollars)	$67.8	$68.0	$64.5	$67.8	$64.5
Dividend yield	3.5%	3.1%	3.4%	3.4%	3.5%
Dividend payout ratio	40.3%	41.6%	56.4%	40.6%	47.6%
Price to earnings ratio	11.7	13.2	14.4	11.7	14.4
Common share information - adjusted (Canadian dollars)
Per share
Basic earnings	$1.77	$1.73	$1.39	$6.85	$5.81
Diluted earnings	1.77	1.72	1.38	6.82	5.77
Dividend payout ratio	38.5%	38.1%	44.1%	38.1%	42.1%
Price to earnings ratio	11.0	11.9	12.7	11.0	12.7
1	Adjusted measures are non-GAAP. Refer to the “How the Bank Reports” section for an explanation of reported and adjusted results.
2	Economic profit and return on invested capital are non-GAAP financial measures. Refer to the “Economic Profit and Return on Invested Capital” section for an explanation.
3
Excludes acquired credit-impaired loans and debt securities classified as loans. For additional information on acquired credit-impaired loans, see “Credit Portfolio Quality” section of the 2011 MD&A and Note 4 to the 2011 Consolidated Financial Statements. For additional information on debt securities classified as loans, see “Exposure to Non-agency Collaterized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of the 2011 MD&A and Note 4 to the 2011 Consolidated Financial Statements.

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	4

HOW WE PERFORMED

How the Bank Reports
The Bank prepares its Consolidated Financial Statements in accordance with GAAP and refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note, and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
   The Bank is transitioning from Canadian GAAP to International Financial Reporting Standards (IFRS), effective for interim and annual periods beginning in the first quarter of fiscal 2012. Refer to Note 34 of the Consolidated Financial Statements for the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 (IFRS opening Consolidated Balance Sheet) and related disclosures including a summary of the Bank’s first-time adoption transition elections under IFRS 1 and other significant differences between Canadian GAAP and IFRS. These disclosures form the starting point for TD’s financial reporting under IFRS and have been provided to allow users of the financial statements to obtain a better understanding of the expected effect on the Consolidated Financial Statements as a result of the adoption of IFRS. The interim and annual fiscal 2012 Consolidated Financial Statements will also include fiscal 2011 comparatives, related transitional reconciliations, and accompanying note disclosures.

The following table provides the operating results - reported for the Bank.

TABLE 2: OPERATING RESULTS - REPORTED
(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	Oct. 31, 2011	July 31, 2011	Oct. 31, 2010	Oct. 31, 2011	Oct. 31, 2010
Net interest income	$3,284	$3,303	$2,983	$12,831	$11,543
Non-interest income	2,381	2,044	2,034	8,763	8,022
Total revenue	5,665	5,347	5,017	21,594	19,565
Provision for credit losses	334	374	404	1,465	1,625
Non-interest expenses	3,482	3,207	3,263	13,083	12,163
Income before income taxes, non-controlling interests
in subsidiaries, and equity in net income of an
associated company	1,849	1,766	1,350	7,046	5,777
Provision for income taxes	321	348	374	1,299	1,262
Non-controlling interests in subsidiaries, net of income taxes	26	27	27	104	106
Equity in net income of an associated company,
net of income taxes	64	59	45	246	235
Net income - reported	1,566	1,450	994	5,889	4,644
Preferred dividends	48	43	48	180	194
Net income available to common
shareholders - reported	$1,518	$1,407	$946	$5,709	$4,450

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	5

TABLE 3: NON-GAAP FINANCIAL MEASURES - RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	For the three months ended			For the twelve months ended
Operating results – adjusted	Oct. 31, 2011	July 31, 2011	Oct. 31, 2010	Oct. 31, 2011	Oct. 31, 2010
Net interest income	$3,284	$3,303	$2,983	$12,831	$11,543
Non-interest income1	2,318	2,033	2,049	8,587	8,020
Total revenue	5,602	5,336	5,032	21,418	19,563
Provision for credit losses2	334	374	404	1,465	1,685
Non-interest expenses3	3,317	3,014	3,088	12,395	11,464
Income before income taxes, non-controlling interests
in subsidiaries, and equity in net income of an
associated company	1,951	1,948	1,540	7,558	6,414
Provision for income taxes4	368	415	315	1,508	1,387
Non-controlling interests in subsidiaries, net of income taxes	26	27	27	104	106
Equity in net income of an associated company,
net of income taxes5	77	72	62	305	307
Net income - adjusted	1,634	1,578	1,260	6,251	5,228
Preferred dividends	48	43	48	180	194
Net income available to common shareholders
- adjusted	1,586	1,535	1,212	6,071	5,034
Adjustments for items of note, net of income taxes
Amortization of intangibles6	(104)	(102)	(115)	(426)	(467)
Increase (decrease) in fair value of derivatives hedging the
reclassified available-for-sale debt securities portfolio7	44	3	(8)	134	5
Integration and restructuring charges relating to
U.S. Personal and Commercial Banking acquisitions8	(12)	(28)	(18)	(69)	(69)
Increase (decrease) in fair value of credit default swaps
hedging the corporate loan book, net of provision
for credit losses9	9	5	(4)	13	(4)
Recovery of income taxes due to changes
in statutory income tax rates10	-	-	-	-	11
Release of insurance claims11	-	-	-	-	17
General allowance release (increase) in Canadian Personal
and Commercial Banking and Wholesale Banking12	-	-	-	-	44
Agreement with Canada Revenue Agency13	-	-	(121)	-	(121)
Integration charges related to Chrysler Financial acquisition14	(5)	(6)	-	(14)	-
Total adjustments for items of note	(68)	(128)	(266)	(362)	(584)
Net income available to common shareholders
- reported	$1,518	$1,407	$946	$5,709	$4,450
1
Adjusted non-interest income excludes the following items of note: fourth quarter 2011 – $15 million gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 9; $48 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio, as explained in footnote 7; third quarter 2011– $7 million gain due to change in fair value of CDS hedging the corporate loan book; $1 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; second quarter 2011 – $3 million gain due to change in fair value of CDS hedging the corporate loan book; $9 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; first quarter 2011 – $6 million loss due to change in fair value of CDS hedging the corporate loan book; $99 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; fourth quarter 2010 – $8 million loss due to change in fair value of CDS hedging the corporate loan book; $7 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; third quarter 2010 – $15 million gain due to change in fair value of CDS hedging the corporate loan book; $53 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; second quarter 2010 – $5 million loss due to change in fair value of CDS hedging the corporate loan book; $34 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; first quarter 2010 – $11 million loss due to change in fair value of CDS hedging the corporate loan book; $12 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; $25 million recovery of insurance claims, as explained in footnote 11.

2
Adjusted provision for credit losses (PCL) excludes the following items of note: second quarter 2010 – $60 million release in general allowance for credit losses in Canadian Personal and Commercial Banking and Wholesale Banking, as explained in footnote 12.

3
Adjusted non-interest expenses excludes the following items of note: fourth quarter 2011 – $137 million amortization of intangibles as explained in footnote 6; $20 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 8; $8 million of integration charges related to the Chrysler Financial acquisition, as explained in footnote 14; third quarter 2011– $135 million amortization of intangibles; $46 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; $9 million of integration charges related to the Chrysler Financial acquisition; second quarter 2011 – $138 million amortization of intangibles; $26 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; $4 million of integration charges related to the Chrysler Financial acquisition; first quarter 2011 – $144 million amortization of intangibles; $21 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; fourth quarter 2010 – $147 million amortization of intangibles; $28 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; third quarter 2010 – $147 million amortization of intangibles; $8 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; second quarter 2010 – $149 million amortization of intangibles; first quarter 2010 – $149 million amortization of intangibles; $71 million of integration and restructuring charges related to U.S. Personal and Commercial Banking acquisitions.

4	For reconciliation between reported and adjusted provision for income taxes, see the ‘Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes’ table.
5
Adjusted equity in net income of an associated company excludes the following items of note: fourth quarter 2011 – $13 million amortization of intangibles, as explained in footnote 6; third quarter 2011 – $13 million amortization of intangibles; second quarter 2011 – $16 million amortization of intangibles; first quarter 2011 – $17 million amortization of intangibles; fourth quarter 2010 – $17 million amortization of intangibles; third quarter 2010 – $16 million amortization of intangibles; second quarter 2010 – $22 million amortization of intangibles; first quarter 2010 – $17 million amortization of intangibles.

6
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade. Effective first quarter 2011, amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of intangibles acquired as a result of business combinations.

7
During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. Commencing in the second quarter of 2011, the Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

8
As a result of U.S. Personal and Commercial Banking acquisitions and related integration and restructuring initiatives undertaken, the Bank may incur integration and restructuring charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. Beginning in Q2 2010, U.S. Personal and Commercial Banking elected not to include any further Commerce-related integration and restructuring charges in this item of note as the efforts in these areas has wound down and in light of the fact that the integration and restructuring was substantially complete. Similarily, beginning in Q2, 2012, U.S. personal and Commercial Banking is not expected to include any further FDIC-assisted and South Financial related integration and restructuring charges. For the three months ended October 31, 2011, the integration charges were driven by the FDIC-assisted and South Financial acquisitions. For the twelve months ended October 31, 2011, the integration charges were driven by the FDIC-assisted and South Financial acquisitions. There were no restructuring charges recorded.

9
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

10	This represents the impact of scheduled changes in the income tax statutory rate on net future income tax balances.
11
The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. In Q3 2009, the government of Alberta won its appeal of the decision. The plaintiffs sought leave to appeal the decision to the Supreme Court of Canada and in Q1 2010, the Supreme Court of Canada denied the plaintiffs’ application to seek leave to appeal. As a result of this favourable outcome, the Bank released its provision related to the minor injury cap litigation in Alberta.

12
Effective November 1, 2009, the “General allowance release (increase) in Canadian Personal and Commercial Banking and Wholesale Banking” includes the TD Financing Services (formerly VFC Inc.) portfolio. Prior to this, the impact of the TD Financing Services portfolio was excluded from this Item of Note.

13
The Bank resolved several outstanding tax matters related to Wholesale Banking strategies that have been previously reassessed by the Canada Revenue Agency (CRA) and that were awaiting resolution by the CRA appeals division or the courts. The Bank no longer enters into these types of strategies.

14
The Bank incurred integration charges as a result of the Chrysler Financial acquisition in Canada and the U.S. and related integration initiatives undertaken. Integration charges include costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. While integration charges related to this acquisition were incurred for both Canada and the U.S., the majority of the charges relate to integration initiatives undertaken for U.S. Personal and Commercial Banking.

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	6

TABLE 4: RECONCILIATION OF REPORTED EARNINGS PER SHARE (EPS) TO ADJUSTED EPS1
(Canadian dollars)	For the three months ended			For the twelve months ended
	Oct. 31, 2011	July 31, 2011	Oct. 31, 2010	Oct. 31, 2011	Oct. 31, 2010
Basic earnings per share - reported	$1.70	$1.59	$1.08	$6.45	$5.13
Adjustments for items of note2	0.07	0.14	0.31	0.40	0.68
Basic earnings per share - adjusted	$1.77	$1.73	$1.39	$6.85	$5.81

Diluted earnings per share - reported	$1.69	$1.58	$1.07	$6.41	$5.10
Adjustments for items of note2	0.08	0.14	0.31	0.41	0.67
Diluted earnings per share - adjusted	$1.77	$1.72	$1.38	$6.82	$5.77
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported net income” table in the “How We Performed” section of this document.

TABLE 5: NON-GAAP FINANCIAL MEASURES - RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES1
(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
Oct. 31, 2011		July 31, 2011	Oct. 31, 2010	Oct. 31, 2011	Oct. 31, 2010
Provision for income taxes - reported	$321	$348	$374	$1,299	$1,262
Adjustments for items of note: Recovery of
(provision for) income taxes2
Amortization of intangibles	46	46	49	187	197
Fair value of derivatives hedging the reclassified
available-for-sale debt securities portfolio	(4)	2	(1)	(23)	19
Integration and restructuring charges relating to
U.S. Personal and Commercial Banking acquisitions	8	18	10	44	38
Fair value of credit default swaps hedging the corporate
loan book, net of provision for credit losses	(6)	(2)	4	(6)	5
Income taxes due to changes in statutory income
tax rates	-	-	-	-	11
Insurance claims	-	-	-	-	(8)
General allowance in Canadian Personal
and Commercial Banking and Wholesale Banking	-	-	-	-	(16)
Agreement with Canada Revenue Agency	-	-	(121)	-	(121)
Integration charges relating to Chrysler Financial
acquisition	3	3	-	7	-
Total adjustments for items of note	47	67	(59)	209	125
Provision for income taxes - adjusted	$368	$415	$315	$1,508	$1,387
Effective income tax rate - adjusted3	18.9%	21.3%	20.5%	20.0%	21.6%
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Perform” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	7

ECONOMIC PROFIT AND RETURN ON INVESTED CAPITAL
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
The following table reconciles between the Bank’s economic profit, ROIC, and adjusted net income available to common shareholders. Adjusted results, items of note, and related terms are discussed in the ”How the Bank Reports” section.

TABLE 6: ECONOMIC PROFIT AND RETURN ON INVESTED CAPITAL
(millions of Canadian dollars)	For the three months ended			For the twelve months ended
Oct. 31, 2011		July 31, 2011	Oct. 31, 2010	Oct. 31, 2011	Oct. 31, 2010
Average common equity	$42,230	$38,809	$38,816	$39,395	$36,639
Average cumulative goodwill/intangible assets amortized,
net of income taxes	5,464	5,374	5,093	5,328	4,943
Average invested capital	$47,694	$44,183	$43,909	$44,723	$41,582
Rate charged for invested capital	9.0%	9.0%	10.0%	9.0	10.0%
Charge for average invested capital	$1,082	$1,002	$1,107	$4,025	$4,158
Net income available to common shareholders - reported	$1,518	$1,407	$946	$5,709	$4,450
Items of note impacting income, net of income taxes	68	128	266	362	584
Net income available to common
shareholders - adjusted	$1,586	$1,535	$1,212	$6,071	$5,034
Economic profit	$504	$533	$105	$2,046	$876
Return on invested capital	13.2%	13.8%	11.0%	13.6%	12.1%

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	8

Significant Events in 2011

Acquisition of MBNA Canada’s credit card business
On or about December 1, 2011, the Bank is expected to complete the acquisition of substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities. At closing, the Bank will pay a premium of approximately $75 million on the portfolio, which is expected to total approximately $7.8 billion at December 1, 2011. The acquisition will be accounted for by the purchase method.
    On a pro forma basis, the Bank’s Tier 1 Capital ratio would have been 44 basis points lower as at October 31, 2011 had the acquisition closed before year-end.1 The pro forma impact does not include the common shares issued in September 2011. The net impact of the acquisition on the Bank’s Tier 1 Capital ratio including the common shares issued would have been negative 12 basis points as at October 31, 2011.

Acquisition of Chrysler Financial
On April 1, 2011, the Bank acquired 100% of the outstanding equity of Chrysler Financial in Canada and the U.S. for cash consideration of approximately $6,390 million including contingent consideration. As part of the purchase agreement, the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Under Canadian GAAP, contingent consideration is recorded as part of the purchase price, when the amount can be reasonably estimated and the outcome is determinable beyond a reasonable doubt. During September 2011, the amounts realized on these assets exceeded the threshold and the Bank was required to pay cash consideration of $70 million. The acquisition was accounted for by the purchase method. The results of Chrysler Financial from the acquisition date to October 31, 2011 have been consolidated with the Bank’s results. The results of Chrysler Financial in the U.S. are reported in the U.S. Personal and Commercial Banking segment. The results of Chrysler Financial in Canada are reported in the Canadian Personal and Commercial Banking segment. As at April 1, 2011, the acquisition contributed $3,081 million of net cash and cash equivalents, $7,322 million of loans, $2,235 million of other assets, and $6,490 million of liabilities. The estimated fair value for loans reflects the expected credit losses at the acquisition date. The excess of the fair value of the identifiable assets acquired over that of the liabilities assumed of approximately $242 million has been allocated to goodwill, which increased by $73 million, during the period from acquisition date to October 31, 2011, primarily due to the recognition of contingent consideration. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed. As at October 31, 2011, Chrysler Financial contributed $69 million of net cash and cash equivalents, $7,885 million of loans, $1,615 million of other assets, and $3,058 million of liabilities. Included in loans is $518 million of acquired credit-impaired loans.

Acquisition of TMX Group
On October 30, 2011, TMX Group Inc. (TMX) and Maple Group Acquisition Corporation (Maple) announced that they have entered into a support agreement in respect of Maple’s proposed acquisition of all of the outstanding TMX shares pursuant to an integrated two-step transaction valued at approximately $3,800 million. The first step of the integrated acquisition transaction will involve acquisition of 70% to 80% of the TMX Group shares for $50 in cash per share, on a pro rated basis, to be followed by a second step court approved plan of arrangement that will provide shareholders (other than Maple) with Maple shares in exchange for their remaining TMX Group shares. Maple is a corporation whose investors comprise 13 of Canada’s leading financial institutions and pension funds, including TD Securities Inc., a wholly owned subsidiary of the Bank. As part of the proposed transaction, TD Securities has made an equity commitment of up to $192 million. TMX and Maple are working diligently to obtain all approvals required for the completion of Maple’s offer, including approvals by securities regulators and the Competition Bureau. In connection with entering into the support agreement, Maple has agreed to extend its offer associated with the first step of the above noted transaction until January 31, 2012.

1
Estimates are subject to risks and uncertainties that may cause actual results to differ materially; and TD’s expectations are based on certain factors and assumptions. See the “Caution regarding forward-looking statements” included in the Bank’s press release dated August 15, 2011, which is available on the Bank’s website at www.td.com, as well as on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov (EDGAR filers section).

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	9

U.S. Legislative Developments
On July 21, 2010 the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act” or “the Act”) that provides for widespread changes to the U.S. financial industry. At over 2,300 pages in length, the Dodd-Frank Act will ultimately affect virtually every financial institution operating in the United States, including the Bank, and, due to certain extraterritorial aspects of the Act, may impact the Bank’s operations outside the United States. The Dodd-Frank Act makes significant changes in areas such as banking and bank supervision, the resolution of, and enhanced prudential standards applicable to, systemically important financial companies, proprietary trading and certain fund investments, consumer protection, securities, over-the-counter derivatives, and executive compensation, among others. The Dodd-Frank Act also calls for the issuance of over 240 pieces of regulatory rulemaking as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Act will have an effect on the business of the Bank, especially its business operations in the United States, the full impact on the Bank will not be known until such time as the implementing regulations are fully released and finalized.
   On November 10, 2011, the Department of the Treasury, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation  and the Securities and Exchange Commission jointly released a proposed rule implementing Section 619 of the Dodd-Frank Act (the “Volcker Rule”). The Bank  is in the process of analyzing and planning for the implementation of the proposed Volcker Rule. The Volcker Rule broadly prohibits proprietary trading and  places limitations on so-called permitted trading activities, limits investments in and the sponsorship of hedge and private equity funds and requires robust compliance and reporting regimes surrounding permitted activities. Under the current proposal, the provisions of the Volcker Rule are applicable to banking entities, including non-U.S. banks such as the Bank which control insured depository institutions in the United States or are treated as bank holding companies by virtue of maintaining a state branch or agency. The proposed Volcker rule applies to affiliates or subsidiaries of the Bank: the terms “affiliate” and “subsidiary” are defined by the rule to include those entities controlled by or under common control with the Bank. The Volcker Rule will also have an effect on certain of the funds the Bank sponsors and advises in its asset management business as well as private equity investments it currently has made.
   Although the regulatory guidance is not yet finalized, as part of its implementation plan, the Bank will be required to distinguish between prohibited  proprietary trading businesses and businesses that primarily engage in ‘permitted activities’ under the Volcker Rule. The Bank regards proprietary trading  businesses as those where the primary activity is to build an inventory position in securities, derivatives or other instruments using the Bank’s own funds or  capital, as opposed to client funds, with the overall objective of profiting from short-term movements in prices for the Bank’s own account. In addition, proprietary trading businesses do not have formal market-making responsibilities, or other risk management accountabilities and deal primarily or exclusively  with inter-bank counterparties. They are also typically organizationally or operationally separate from market-making activities.
    While the Volcker Rule will have an effect on the business of the Bank, the extent of the impact on the Bank will not be known until such time as the current proposal is finalized.
    The Durbin Amendment contained in the Dodd-Frank Act authorizes the Federal Reserve Board (FRB) to issue regulations that set interchange fees which are “reasonable and proportional” to the costs of processing such transactions. In June 2011, the FRB issued final rules limiting debit card interchange fees with a required implementation date of October 1, 2011 and capped the fee at 21 cents per transaction plus small amounts to cover fraud related expenses. The Durbin amendment is expected to impact gross revenue by approximately US$50-60 million pre-tax per quarter.
    Other regulatory changes include amendments to Regulation E, or the Electronic Funds Transfer Act, which prohibits financial institutions from charging fees to consumers for paying automated teller machine and point of sale transactions that result in an overdraft and the Credit Card Act, which has, among other things, significantly restricted the Bank’s United States banking subsidiary ability to charge interest rates and assess fees to reflect individual customer risk.
    For more detail on the impact of the Durbin Amendment and Regulation E, see the U.S. Personal and Commercial Banking segment disclosure in the “Business Segment Analysis” section of the 2011 MD&A. The Bank continues to monitor closely these and other legislative developments and will analyze the impact such regulatory and legislative changes may have on its businesses.

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	10

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust, TD Insurance, and TD Auto Finance Canada; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking including TD Bank, America's Most Convenient Bank and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. The Bank’s other activities are grouped into the Corporate segment.
Effective the first quarter of 2011, operating results and associated loans for the U.S. credit cards business were transferred from Canadian Personal and Commercial Banking to U.S. Personal and Commercial Banking for segment reporting purposes. In addition, the Bank implemented a change in its allocation methodologies whereby certain items previously reported in the Corporate segment are now being allocated to other segments. These changes have no impact on the Bank’s Interim Consolidated Financial Statements. Prior period results were not reclassified. These changes are referred to as “segment transfers” throughout this document. Refer to the “Segment Transfers” section of this document for further details.
Effective July 4, 2011, executive responsibilities for the TD Insurance business were moved from Group Head, Canadian Banking, Auto Finance, and Credit Cards, TD to the Group Head, Wealth Management, Insurance and Corporate Shared Services, TD. The Bank is currently finalizing its future reporting format and will update these results for segment reporting purposes effective the first quarter of fiscal 2012. These changes will be applied retroactively to 2011.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2011 Management Discussion and Analysis, Appendix A of this Earnings News Release, and Note 27 to the 2011 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP financial measures, see the “How We Performed” section of this document and in the 2011 Management Discussion and Analysis.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $94 million, compared with $117 million in the fourth quarter last year, and $67 million in the prior quarter. On a full year basis, the TEB adjustment was $311 million, compared with $415 million in the same period last year.
The Bank securitizes retail loans and receivables, and records a gain or loss on sale, including the recognition of an asset related to retained interests. Credit losses incurred on retained interests after securitization are recorded as a charge to non-interest income in the Bank's Interim Consolidated Financial Statements. For segment reporting, PCL related to securitized volumes is included in Canadian Personal and Commercial Banking but is reversed in the Corporate segment and reclassified as a charge to non-interest income to comply with GAAP.

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	11

TABLE 7: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except as noted)	For the three months ended
	Oct. 31, 2011	July 31, 2011	Oct. 31, 2010
Net interest income	$1,868	$1,865	$1,854
Non-interest income	934	903	814
Total revenue	2,802	2,768	2,668
Provision for credit losses	212	204	239
Non-interest expenses	1,353	1,258	1,331
Net income	$905	$954	$773
Selected volumes and ratios
Return on invested capital	38.7%	40.7%	32.9%
Margin on average earning assets (including securitized assets)	2.71%	2.77%	2.91%
Efficiency ratio	48.3%	45.4%	49.9%
Number of Canadian retail branches	1,150	1,134	1,127
Average number of full-time equivalent staff	34,755	34,881	34,844

Quarterly comparison - Q4 2011 vs. Q4 2010
Canadian Personal and Commercial Banking net income for the quarter was $905 million, an increase of $132 million, or 17%, compared with the fourth quarter last year. The annualized return on invested capital for the quarter was 38.7%, compared with 32.9% in the fourth quarter last year.
Canadian Personal and Commercial Banking revenue is derived from personal banking, auto lending, business banking, and insurance. Revenue for the quarter was $2,802 million, an increase of $134 million, or 5% (7% excluding segment transfers), compared with the fourth quarter last year. The increase was driven by strong volume growth in real estate secured lending, auto lending, business deposits, as well as better claims management in insurance, partially offset by a decline in margin on average earning assets. Real estate secured lending volume, including securitized assets, increased $14.6 billion, or 8% from last year. Auto lending volume increased $2.2 billion, or 19% with the acquisition of Chrysler Financial contributing $0.5 billion. Business loans and acceptances volume increased $4.4 billion, or 14%. Personal deposit volume increased $2.2 billion, or 2%, while business deposit volume increased $6.3 billion, or 11%. Gross originated insurance premiums increased $43 million, or 5%. Margin on average earning assets decreased by 20 bps to 2.71%, mainly due to the low rate environment, competitive pricing, and portfolio mix, while the impact of segment transfers was 7 bps.
PCL for the quarter was $212 million, a decrease of $27 million, or 11% (8% excluding segment transfers), compared with the fourth quarter last year. Personal banking PCL was $196 million, a decrease of $25 million, or 11%, mainly due to improved credit portfolio performance and enhanced collection strategies. Business banking PCL was $16 million, a decrease of $2 million, or 12%. Annualized PCL as a percentage of credit volume was 0.30%, a decrease of 7 bps, compared with the fourth quarter last year. Net impaired loans were $596 million, an increase of $44 million or 8%, compared with the fourth quarter last year. Net impaired loans as a percentage of total loans were 0.22%, which was flat compared to October 31, 2010.
Non-interest expenses for the quarter were $1,353 million, an increase of $22 million, or 2%, compared with the fourth quarter last year, primarily due to higher employee related costs, partially offset by the non-recurrence of costs associated with a project cancellation last year.
The average full-time equivalent (FTE) staffing levels decreased by 89, compared with the fourth quarter last year reflecting process improvements. The efficiency ratio for the quarter improved to 48.3%, compared with 49.9% in the fourth quarter last year.

Quarterly comparison - Q4 2011 vs. Q3 2011
Canadian Personal and Commercial Banking net income for the quarter decreased $49 million, or 5%, compared with the prior quarter. The annualized return on invested capital for the quarter was 38.7%, compared with 40.7% in the prior quarter.
Revenue for the quarter increased $34 million compared with the prior quarter. The increase was driven by strong volume growth in real estate secured lending, auto lending, and personal and business deposits, partially offset by lower margins. Compared with the prior quarter, real estate secured lending volume, including securitized assets, increased $4.4 billion, or 2%. Auto lending volume increased $0.4 billion, or 3%. Business loans and acceptances increased $1 billion, or 3%. Personal deposit volume increased $0.4 billion, or 1%, while business deposit volume increased $1.5 billion, or 2%. Gross originated insurance premiums decreased $54 million or 6% due to seasonality of policy renewals. Margin on average earning assets decreased 6 bps to 2.71% primarily due to the low rate environment, competitive pricing, and portfolio mix.
PCL for the quarter increased $8 million compared with the prior quarter. Personal banking PCL increased $1 million while business banking PCL increased $7 million. Net impaired loans increased $29 million, or 5%, compared to the prior quarter. Net impaired loans as a percentage of total loans were 0.22%, compared with 0.21% as at July 31, 2011.
Non-interest expenses for the quarter increased $95 million, or 8%, compared with the prior quarter, largely due to the timing of business investment, marketing initiatives, and employee related costs.
The average FTE staffing levels decreased by 126 compared with the prior quarter reflecting process improvements. The efficiency ratio for the current quarter was 48.3%, compared with 45.4% in the prior quarter mainly due to higher expenses in the fourth quarter.

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	12

TABLE 8: WEALTH MANAGEMENT
(millions of Canadian dollars, except as noted)	For the three months ended
	Oct. 31, 2011	July 31, 2011	Oct. 31, 2010
Global Wealth
Net interest income	$106	$108	$97
Non-interest income	591	581	542
Total revenue	697	689	639
Non-interest expenses	507	485	468
Net income
Global Wealth	139	147	118
TD Ameritrade	54	48	33
Total Wealth Management	$193	$195	$151
Selected volumes and ratios - Global Wealth
Assets under administration (billions of Canadian dollars)	241	242	225
Assets under management (billions of Canadian dollars)	189	191	183
Return on invested capital (Total Wealth Management)	18.4%	18.8%	13.5%
Efficiency ratio	72.7%	70.4%	73.2%
Average number of full-time equivalent staff	7,141	7,243	7,000

Quarterly comparison - Q4 2011 vs. Q4 2010
Wealth Management net income for the quarter was $193 million, an increase of $42 million, or 28%, compared with the fourth quarter last year. Global Wealth net income, which excludes TD Ameritrade, was $139 million, an increase of $21 million, or 18% resulting from growth across all business lines. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $54 million, an increase of $21 million, or 64%, compared with the fourth quarter last year. The increase was due to higher operating earnings at TD Ameritrade mainly due to higher trading volumes. For its fourth quarter ended September 30, 2011, TD Ameritrade reported net income of US$164 million, an increase of US$50 million, or 44%, compared with the fourth quarter last year. Wealth Management’s annualized return on invested capital for the quarter was 18.4%, compared with 13.5% in the fourth quarter last year.
Wealth Management revenue is derived from direct investing, advice-based businesses, and asset management services. Global Wealth revenue for the quarter was $697 million, an increase of $58 million, or 9%, compared to the fourth quarter last year. The increase was largely driven by increased fee-based revenue from higher average client assets in the advice-based and asset management businesses and increased transaction volumes in our direct investing business.
Non-interest expenses for the quarter were $507 million, an increase of $39 million, or 8%, compared with the fourth quarter last year. This was primarily due to employee related costs, project costs, and increased revenue-based commissions.
The average FTE staffing levels increased by 141, or 2%, compared with the fourth quarter last year, due to growth in both infrastructure and client-facing FTE staff. The efficiency ratio for the current quarter was 72.7%, compared with 73.2% in the fourth quarter last year.
Assets under administration of $241 billion as at October 31, 2011, increased by $16 billion, or 7%, from October 31, 2010. Assets under management of $189 billion as at October 31, 2011, increased by $6 billion, or 3%, from October 31, 2010. These increases were primarily the result of growth in net new client assets.

Quarterly comparison - Q4 2011 vs. Q3 2011
Wealth Management net income for the quarter decreased by $2 million compared with the prior quarter while Global Wealth net income, which excludes TD Ameritrade, decreased by $8 million. The Bank’s reported investment in TD Ameritrade reflected an increase in net income of $6 million, or 13%, compared with the prior quarter mainly due to higher operating earnings at TD Ameritrade driven by higher trading volumes. For its fourth quarter ended September 30, 2011, TD Ameritrade reported a net income of US$164 million, an increase of US$7 million, or 4%, compared with the prior quarter. Wealth Management’s annualized return on invested capital for the quarter was 18.4%, compared with 18.8% in the prior quarter.
Global Wealth revenue for the quarter increased $8 million compared with the prior quarter, primarily due to increased transaction volumes in our direct investing, partially offset by lower fee-based revenue resulting from lower average client assets in the advice-based and asset management businesses.
Non-interest expenses increased $22 million, or 5%, compared to the prior quarter primarily due to employee related and project costs.
The average FTE staffing levels decreased by 102 compared with the prior quarter, primarily due to seasonality in business volumes. The efficiency ratio for the current quarter worsened to 72.7%, compared with 70.4% in the prior quarter.
Assets under administration as at October 31, 2011 decreased $1 billion from July 31, 2011 and assets under management as at October 31, 2011 decreased $2 billion in the current quarter. The decrease in assets was market driven, which more than offset positive client inflows.

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	13

TABLE 9: U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars, except as noted)	For the three months ended
	Canadian dollars			U.S. dollars
	Oct. 31, 2011	July 31, 2011	Oct. 31, 2010	Oct. 31, 2011	July 31, 2011	Oct. 31, 2010
Net interest income	$1,099	$1,062	$962	$1,098	$1,099	$933
Non-interest income	356	410	257	352	424	250
Total revenue	1,455	1,472	1,219	1,450	1,523	1,183
Provision for credit losses - loans	138	108	132	138	112	129
Provision for credit losses - debt securities
classified as loans	3	3	14	3	3	13
Provision for credit losses - acquired
credit-impaired loans1	(16)	57	-	(16)	59	-
Provision for credit losses - total	125	168	146	125	174	142
Non-interest expenses - reported	930	887	763	929	918	741
Non-interest expenses - adjusted	910	841	736	909	870	714
Net income - reported	316	317	265	313	328	257
Adjustments for items of note:2
Integration and restructuring charges relating to
U.S. Personal and Commercial Banking acquisitions	12	28	18	12	29	18
Net income - adjusted	$328	$345	$283	$325	$357	$275
Selected volumes and ratios
Return on invested capital	7.3%	8.0%	6.3%	7.3%	8.0%	6.3%
Margin on average earning assets (TEB)	3.51%	3.58%	3.50%	3.51%	3.58%	3.50%
Efficiency ratio - reported	63.9%	60.3%	62.6%	63.9%	60.3%	62.6%
Efficiency ratio - adjusted	62.5%	57.1%	60.4%	62.5%	57.1%	60.4%
Number of U.S. retail stores	1,281	1,283	1,269	1,281	1,283	1,269
Average number of full-time equivalent staff	25,387	25,033	21,104	25,387	25,033	21,104
1	Includes all FDIC covered loans and other acquired credit-impaired loans.
2	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Perform” section of this document.

Quarterly comparison - Q4 2011 vs. Q4 2010
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter was $316 million, an increase of $51 million, or 19%, on a reported basis, and $328 million, an increase of $45 million, or 16%, on an adjusted basis, compared with the fourth quarter last year. Adjusted net income for the current and prior year exclude integration and restructuring charges relating to acquisitions. The annualized return on invested capital for the quarter was 7.3%, compared with 6.3% in the fourth quarter last year.
In U.S. dollar terms, revenue for the quarter was US$1,450 million, an increase of US$267 million, or 23%, compared with the fourth quarter last year. The increase was primarily due to strong organic growth in loans and deposits and the impact of acquisitions. Margin on average earning assets increased 1 bp compared with the fourth quarter last year. Higher margins on acquired loans were offset by the continued compression of deposit margins as a result of the current low rate environment. Compared with the fourth quarter last year, average loans increased US$17.7 billion, or 30%. Excluding acquisitions (the South Financial Group and Chrysler Financial) and segment transfers, average loans increased US$6.5 billion, or 12%, with average personal loans increasing US$3.8 billion, or 22%, primarily due to an increase of US$3.5 billion, or 42% in residential mortgages, and average business loans increasing US$3.0 billion, or 8%. Average deposits increased US$25.9 billion, or 19%. Excluding acquisitions, average deposits increased $21.3 billion, or 16%, which included a US$12.9 billion increase in TD Ameritrade insured deposit accounts (IDA). Average deposit volume, excluding the impact of the TD Ameritrade IDAs, Government deposits and acquisitions, increased US$9.3 billion, or 13%, due to maturing stores and solid organic growth. Business deposit volumes (excluding government) increased US$5.0 billion, or 18%, and personal deposit volumes increased US$4.7 billion, or 11%.
Total PCL for the quarter was US$125 million, a decrease of US$17 million, or 12%, compared with the fourth quarter last year as asset quality continued to improve modestly. The credit performance of acquired credit-impaired loans was in line with expectations. Annualized PCL for loans excluding acquired credit-impaired loans and debt securities classified as loans as a percentage of credit volume was 0.75%, a decrease of 14 bps compared with the fourth quarter last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.57%, a decrease of 33 bps compared with the fourth quarter last year.
Reported non-interest expenses for the quarter were US$929 million, an increase of $188 million, compared with the fourth quarter last year. On an adjusted basis, non-interest expenses for the quarter were US$909 million, an increase of US$195 million, or 27%, primarily due to operating expenses associated with acquisitions, investments in infrastructure, new stores, and expenditures to improve productivity.
The average FTE staffing levels increased by 4,283, or 20%, compared with the fourth quarter last year. This increase resulted from the acquisitions and 37 new store openings since the fourth quarter last year. The reported efficiency ratio for the quarter worsened to 63.9%, compared with 62.6% in the fourth quarter last year. The adjusted efficiency ratio for the quarter worsened 2.1% to 62.5%.

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	14

Quarterly comparison - Q4 2011 vs. Q3 2011
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter decreased $1 million, or 1%, on a reported basis, and decreased $17 million, or 5%, on an adjusted basis, compared with the prior quarter. The annualized return on invested capital for the quarter was 7.3%, compared with 8.0% in the prior quarter.
In U.S. dollar terms, revenue for the quarter decreased US$73 million compared with the prior quarter, as strong volume growth was more than offset by decreased net interest margins and lower other income. Margin on average earning assets decreased by 7 bps to 3.51% compared with the prior quarter, primarily due to timing on expected cash flows in the acquired loan portfolio. Compared with the prior quarter, average loans increased US$1.5 billion, or 2% with average business loans increasing US$0.5 billion, or 1%, and average personal loans increasing US$1.0 billion, or 3%. Average deposits increased US$9.1 billion, or 6% including a US$6.8 billion increase in average deposits of TD Ameritrade IDAs. Average deposit volume excluding the impact of the TD Ameritrade IDAs, increased US$2.3 billion, or 2%. Business deposit volumes grew 5% while personal deposit volume was flat.
Total PCL for the quarter decreased US$49 million, or 28%, compared with the prior quarter. Annualized PCL for loans as a percentage of credit volume, excluding acquired credit-impaired loans, was 0.75%, an increase of 13 bps, compared with the prior quarter. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.57%, a decrease of 7 bps, compared with the prior quarter. Overall credit quality continues to improve compared to the prior quarter.
   Non-interest expenses for the quarter increased US$11 million on a reported basis, and increased US$39 million, or 4%, on an adjusted basis, compared with the prior quarter, primarily due to timing of marketing campaigns, new stores and expenditures to improve productivity.
The average FTE staffing levels increased by 354, compared with the prior quarter, primarily driven by retail store staffing. The reported efficiency ratio for the quarter worsened to 63.9%, compared with 60.3% in the prior quarter. The adjusted efficiency ratio for the quarter worsened to 62.5%, compared with 57.1% in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	15

TABLE 10: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended
	Oct. 31, 2011	July 31, 2011	Oct. 31, 2010
Net interest income (TEB)	$425	$419	$416
Non-interest income	307	39	261
Total revenue	732	458	677
Provision for credit losses	3	6	23
Non-interest expenses	387	333	324
Net income − reported	288	108	95
Adjustments for items of note, net of income taxes1
Agreement with Canada Revenue Agency	-	-	121
Net income − adjusted	288	108	216
Selected volumes and ratios
Risk-weighted assets (billions of Canadian dollars)	35	32	32
Return on invested capital	32.5%	12.8%	25.6%
Efficiency ratio - reported	52.9%	72.7%	47.9%
Average number of full-time equivalent staff	3,626	3,612	3,373
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Perform” section of this document.

Quarterly comparison - Q4 2011 vs. Q4 2010
Wholesale Banking net income for the quarter was $288 million, an increase of $193 million, or 203%, on a reported basis, and $72 million, or 33%, on an adjusted basis, compared with the fourth quarter last year. There were no items of note in the current quarter. The increase in adjusted net income was due to improved equity and foreign exchange trading, higher security gains, and lower PCL, partially offset by increased expenses. The annualized return on invested capital for the quarter was 32.5%, compared with 25.6% in the fourth quarter last year.
Wholesale Banking revenue is derived primarily from capital markets activity and corporate banking. In the current quarter, core revenues were augmented by significant realized gains from the investment portfolio. Revenue for the quarter was $732 million, an increase of $55 million, or 8%, compared with the fourth quarter last year. The increase was due to security gains in the investment portfolio and improved trading revenue from equity derivative and foreign exchange businesses, partially offset by lower fixed income and credit trading. The operating environment for our fixed income and credit trading businesses was challenging due to the volatile trading conditions and lower client volumes as compared to last year. In the fourth quarter last year, results were very strong as favourable markets and high levels of liquidity led to increased customer activity and significantly improved asset values.
PCL in the quarter was $3 million, a decrease of $20 million compared to the fourth quarter last year. Provisions in the current quarter primarily reflect the accrual costs for credit protection. In the fourth quarter last year, PCL reflected the cost of credit protection and a specific provision. Net impaired loans were $30 million, a decrease of $12 million, or 29%, compared with the fourth quarter last year.
Non-interest expenses for the quarter were $387 million, an increase of $63 million, or 19%, compared with the fourth quarter last year. The increase was driven by higher variable compensation, strategic additions to front office staff, and investment in risk and control infrastructure.

Quarterly comparison - Q4 2011 vs. Q3 2011
Wholesale Banking net income increased by $180 million, or 167%, compared with the prior quarter. The increase was primarily due to realized security gains, improved trading revenue from equity derivatives and foreign exchange businesses, and gains from credit valuation adjustments for trading derivatives as compared to charges in the prior quarter. Partially offsetting these increases were lower underwriting and advisory revenues. The annualized return on invested capital for the quarter was 32.5%, compared with 12.8% in the prior quarter.
Revenue for the quarter increased $274 million, or 60%, compared with the prior quarter, primarily due to realized security gains and improved trading revenue from foreign exchange and equity derivatives businesses. Also contributing to the favourable variance were gains from credit valuation adjustments for trading derivatives as compared with charges in the prior quarter. U.S. and international fixed income and credit trading revenue were adversely affected due to the continued volatile trading environment and lower client activity.
PCL for the quarter was in line with the prior quarter and was limited to credit protection costs. Net impaired loans decreased marginally from the prior quarter. Net impaired loans increased $2 million, or 6%, compared with the prior quarter.
Non-interest expenses for the quarter were $387 million, an increase of $54 million, or 16% higher than the prior quarter primarily due to increased variable compensation.

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	16

TABLE 11: CORPORATE
(millions of Canadian dollars)	For the three months ended
	Oct. 31, 2011	July 31, 2011	Oct. 31, 2010
Corporate segment net loss - reported	$(136)	$(124)	$(290)
Adjustments for items of note, net of income taxes1
Amortization of intangibles	104	102	115
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	(44)	(3)	8
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book,
net of provision for credit losses	(9)	(5)	4
Integration charges relating to the Chrysler Financial acquisition	5	6	-
Total adjustments for items of note	56	100	127
Net loss - adjusted	$(80)	$(24)	$(163)

Decomposition of items included in net loss - adjusted
Net securitization	$(7)	$(14)	$(2)
Net corporate expenses	(116)	(86)	(161)
Other	43	76	-
Net loss - adjusted	$(80)	$(24)	$(163)
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Perform” section of this document.

Quarterly comparison - Q4 2011 vs. Q4 2010
Corporate segment’s reported net loss for the quarter was $136 million, compared with a reported net loss of $290 million in the fourth quarter last year. Adjusted net loss for the quarter was $80 million, compared with an adjusted net loss of $163 million. Compared with the fourth quarter last year, the lower adjusted net loss was primarily attributable to lower net corporate expenses, segment transfers, and higher earnings on unallocated capital.

Quarterly comparison - Q4 2011 vs. Q3 2011
Corporate segment’s reported net loss for the quarter was $136 million, compared with a reported net loss of $124 million in the prior quarter. Adjusted net loss for the quarter was $80 million, compared with an adjusted net loss of $24 million. The higher adjusted net loss was primarily attributable to higher net corporate expenses and preferred capital redemption costs. The current quarter also included a loss relating to Symcor’s divestiture of its U.S. business.

Segment Transfers

Effective the first quarter of fiscal 2011, operating results and associated loans for the U.S. credit cards business were transferred from Canadian Personal and Commercial Banking to U.S. Personal and Commercial Banking for segment reporting purposes. In addition, the Bank implemented a change in its allocation methodologies whereby certain items previously reported in the Corporate segment are now being allocated to other segments. These changes have no net impact on the Bank’s Consolidated Financial Statements. Prior period results were not reclassified. The following table summarizes the segment transfers for the three months ended October 31, 2011.

TABLE 12: IMPACTS OF SEGMENT TRANSFERS
(millions of Canadian dollars)					For the three months ended
					Oct. 31, 2011
	Canadian Personal		U.S. Personal and
	and Commercial	Wealth	Commercial	Wholesale
	Banking	Management	Banking	Banking	Corporate	Total
Increase/(decrease) to revenue	$(58)	$-	$41	$(18)	$35	$-
Increase/(decrease) to expenses	(10)	2	18	3	(13)	-
Increase/(decrease) to PCL	(8)	-	8	-	-	-
Increase/(decrease) to net income	(27)	(1)	9	(15)	34	-

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	17

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars, except as noted)	As at
	Oct. 31	Oct. 31
	2011	2010
ASSETS
Cash and due from banks	$3,096	$2,574
Interest-bearing deposits with banks	21,015	19,136
	24,111	21,710
Securities
Trading	68,279	59,542
Available-for-sale	117,269	102,355
Held-to-maturity	6,990	9,715
	192,538	171,612
Securities purchased under reverse repurchase agreements	53,599	50,658
Loans
Residential mortgages	86,769	71,482
Consumer instalment and other personal	110,297	100,821
Credit card	8,986	8,870
Business and government	93,245	83,398
Debt securities classified as loans	6,511	7,591
	305,808	272,162
Allowance for loan losses	(2,313)	(2,309)
Loans, net of allowance for loan losses	303,495	269,853
Other
Customers’ liability under acceptances	7,815	7,757
Investment in TD Ameritrade	5,425	5,485
Derivatives	60,420	51,675
Goodwill	14,376	14,460
Other intangibles	2,068	2,093
Land, buildings, equipment, and other depreciable assets	4,084	4,247
Current income tax receivable	245	-
Other assets	18,184	19,995
	112,617	105,712
Total assets	$686,360	$619,545
LIABILITIES
Deposits
Personal	$268,669	$249,251
Banks	11,666	12,508
Business and government	171,166	145,221
Trading	29,613	22,991
	481,114	429,971
Other
Acceptances	7,815	7,757
Obligations related to securities sold short	24,434	23,695
Obligations related to securities sold under repurchase agreements	25,625	25,426
Derivatives	63,217	53,685
Current income tax payable	-	352
Future income tax liabilities	215	460
Other liabilities	23,903	21,316
	145,209	132,691
Subordinated notes and debentures	11,670	12,506
Liability for preferred shares	32	582
Non-controlling interests in subsidiaries	1,483	1,493
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: Oct. 31, 2011 - 902.4 and Oct. 31, 2010 - 879.7)	18,417	16,730
Preferred shares (millions of shares issued and outstanding: Oct. 31, 2011 - 135.8 and Oct. 31, 2010 - 135.8)	3,395	3,395
Treasury shares - common (millions of shares held: Oct. 31, 2011 - (1.4) and Oct. 31, 2010 - (1.2))	(116)	(91)
Treasury shares - preferred (millions of shares held: Oct. 31, 2011 - nil and Oct. 31, 2010 - nil)	-	(1)
Contributed surplus	281	305
Retained earnings	24,339	20,959
Accumulated other comprehensive income (loss)	536	1,005
	46,852	42,302
Total liabilities and shareholders’ equity	$686,360	$619,545
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	18

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the twelve months ended
	Oct. 31	Oct. 31	Oct. 31	Oct. 31
	2011	2010	2011	2010
Interest income
Loans	$3,547	$3,293	$13,941	$12,939
Securities
Dividends	198	175	810	737
Interest	868	854	3,354	3,043
Deposits with banks	77	171	354	668
	4,690	4,493	18,459	17,387
Interest expense
Deposits	1,082	1,203	4,289	4,578
Subordinated notes and debentures	160	166	659	667
Preferred shares and capital trust securities	19	7	38	37
Other	145	134	642	562
	1,406	1,510	5,628	5,844
Net interest income	3,284	2,983	12,831	11,543
Non-interest income
Investment and securities services	635	616	2,624	2,424
Credit fees	179	155	687	634
Net securities gains (losses)	201	1	393	75
Trading income (loss)	(7)	119	43	484
Service charges	437	392	1,602	1,651
Loan securitizations	139	124	450	489
Card services	257	210	961	820
Insurance, net of claims	313	238	1,173	1,028
Trust fees	36	40	154	153
Other income (loss)	191	139	676	264
	2,381	2,034	8,763	8,022
Total revenue	5,665	5,017	21,594	19,565
Provision for credit losses	334	404	1,465	1,625
Non-interest expenses
Salaries and employee benefits	1,735	1,485	6,723	5,960
Occupancy, including depreciation	341	339	1,285	1,236
Equipment, including depreciation	212	268	800	880
Amortization of other intangibles	191	147	715	592
Restructuring costs	-	-	-	17
Marketing and business development	203	184	593	595
Brokerage-related fees	77	73	320	297
Professional and advisory services	266	281	932	804
Communications	73	64	271	251
Other	384	422	1,444	1,531
	3,482	3,263	13,083	12,163
Income before income taxes, non-controlling interests in subsidiaries,
and equity in net income of an associated company	1,849	1,350	7,046	5,777
Provision for (recovery of) income taxes	321	374	1,299	1,262
Non-controlling interests in subsidiaries, net of income taxes	26	27	104	106
Equity in net income of an associated company, net of income taxes	64	45	246	235
Net income	1,566	994	5,889	4,644
Preferred dividends	48	48	180	194
Net income available to common shareholders	$1,518	$946	$5,709	$4,450
Average number of common shares outstanding (millions)
Basic	893.8	874.9	885.7	867.1
Diluted	897.1	879.7	890.1	872.1
Earnings per share (dollars)
Basic	$1.70	$1.08	$6.45	$5.13
Diluted	1.69	1.07	6.41	5.10
Dividends per share (dollars)	0.68	0.61	2.61	2.44
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	19

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	Oct. 31	Oct. 31	Oct. 31	Oct. 31
	2011	2010	2011	2010
Common shares
Balance at beginning of period	$17,498	$16,443	$16,730	$15,357
Proceeds from shares issued on exercise of stock options	41	89	322	521
Shares issued as a result of dividend reinvestment plan	174	144	661	546
Proceeds from issuance of new shares	704	-	704	252
Shares issued on acquisitions	-	54	-	54
Balance at end of period	18,417	16,730	18,417	16,730
Preferred shares
Balance at beginning of period	3,395	3,395	3,395	3,395
Shares issued	-	-	-	-
Balance at end of period	3,395	3,395	3,395	3,395
Treasury shares - common
Balance at beginning of period	(104)	(88)	(91)	(15)
Purchase of shares	(760)	(512)	(2,164)	(2,158)
Sale of shares	748	509	2,139	2,082
Balance at end of period	(116)	(91)	(116)	(91)
Treasury shares - preferred
Balance at beginning of period	-	-	(1)	-
Purchase of shares	(8)	(28)	(59)	(63)
Sale of shares	8	27	60	62
Balance at end of period	-	(1)	-	(1)
Contributed surplus
Balance at beginning of period	282	313	305	336
Net premium (discount) on sale of treasury shares	1	4	11	52
Stock options	(2)	(12)	(35)	(83)
Balance at end of period	281	305	281	305
Retained earnings
Balance at beginning of period	23,445	20,548	20,959	18,632
Net income	1,566	994	5,889	4,644
Common dividends	(611)	(534)	(2,316)	(2,118)
Preferred dividends	(48)	(48)	(180)	(194)
Share issue expenses	(13)	(1)	(13)	(5)
Balance at end of period	24,339	20,959	24,339	20,959
Accumulated other comprehensive income (loss)
Balance at beginning of period	(1,241)	725	1,005	1,015
Other comprehensive income (loss) for the period	1,777	280	(469)	(10)
Balance at end of period	536	1,005	536	1,005
Retained earnings and accumulated other comprehensive income	24,875	21,964	24,875	21,964
Total shareholders’ equity	$46,852	$42,302	$46,852	$42,302
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	20

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	Oct. 31	Oct. 31	Oct. 31	Oct. 31
	2011	2010	2011	2010
Net income	$1,566	$994	$5,889	$4,644
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities1	(81)	214	(172)	445
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities2	(20)	(5)	(92)	9
Net change in unrealized foreign currency translation gains (losses) on
investments in subsidiaries, net of hedging activities3,4	1,302	(334)	(298)	(1,362)
Change in net gains (losses) on derivatives designated as cash flow hedges5	767	613	801	1,955
Reclassification to earnings of net losses (gains) on cash flow hedges6	(191)	(208)	(708)	(1,057)
	1,777	280	(469)	(10)
Comprehensive income (loss) for the period	$3,343	$1,274	$5,420	$4,634
1
Net of income tax recovery of $16 million and $22 million, respectively, for the three and twelve months ended October 31, 2011 (three and twelve months ended October 31, 2010 - income tax provision of $111 million and $229 million, respectively).

2
Net of income tax provision of $8 million and $17 million, respectively, for the three and twelve months ended October 31, 2011 (three and twelve months ended October 31, 2010 - income tax recovery of nil and $5 million, respectively).

3
Net of income tax recovery of $231 million and tax provision of $118 million, respectively, for the three and twelve months ended October 31, 2011 (three and twelve months ended October 31, 2010 - income tax provision of $35 million and $316 million, respectively).

4
Includes $631 million of after-tax losses and $332 million of after-tax gains for the three and twelve months ended October 31, 2011, respectively, (three and twelve months ended October 31, 2010 - after-tax gains of $86 million and $867 million, respectively), arising from hedges of the Bank's investment in foreign operations.

5
Net of income tax provision of $331 million and $353 million, respectively, for the three and twelve months ended October 31, 2011 (three and twelve months ended October 31, 2010 - income tax provision of $245 million and $865 million, respectively).

6
Net of income tax provision of $69 million and $281 million, respectively, for the three and twelve months ended October 31, 2011 (three and twelve months ended October 31, 2010 - income tax provision of $79 million and $447 million, respectively).

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	21

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	Oct. 31	Oct. 31	Oct. 31	Oct. 31
	2011	2010	2011	2010
Cash flows from (used in) operating activities
Net income	$1,566	$994	$5,889	$4,644
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses	334	404	1,465	1,625
Restructuring costs	-	-	-	17
Depreciation	126	185	467	601
Amortization of other intangibles	191	147	715	592
Net securities losses (gains)	(201)	(1)	(393)	(75)
Net gain on securitizations	(86)	(79)	(275)	(317)
Equity in net income of an associated company	(64)	(45)	(246)	(235)
Non-controlling interests	26	27	104	106
Future income taxes	13	320	(116)	98
Changes in operating assets and liabilities
Current income taxes receivable and payable	(281)	(95)	(597)	590
Interest receivable and payable	237	286	(188)	20
Trading securities	(3,439)	(1,144)	(8,737)	(5,222)
Derivative assets	(8,679)	(3,198)	(8,745)	(2,230)
Derivative liabilities	7,484	3,294	9,532	5,533
Other	314	(2,120)	366	(2,665)
Net cash from operating activities	(2,459)	(1,025)	(759)	3,082
Cash flows from (used in) financing activities
Change in deposits	22,633	(218)	51,143	26,645
Change in securities sold short	302	636	739	6,054
Change in securities sold under repurchase agreements	(6,439)	187	199	8,954
Issue of subordinated notes and debentures	-	-	1,000	-
Repayment of subordinated notes and debentures	(502)	(35)	(1,814)	(35)
Repayment or redemption of liability for preferred shares and capital trust securities	(548)	32	(550)	(863)
Translation adjustment on subordinated notes and debentures issued in a
foreign currency and other	(28)	157	(22)	158
Common shares issued	726	72	951	657
Sale of treasury shares	757	540	2,210	2,196
Purchase of treasury shares	(768)	(540)	(2,223)	(2,221)
Dividends paid	(485)	(438)	(1,835)	(1,766)
Net cash from (used in) financing activities	15,648	393	49,798	39,779
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(4,606)	1,341	(1,879)	(33)
Activity in available-for-sale and held-to-maturity securities
Purchases	(24,744)	(16,660)	(72,308)	(80,778)
Proceeds from maturities	4,749	10,670	29,118	40,510
Proceeds from sales	8,568	7,127	30,737	23,731
Net change in loans, net of securitizations	(14,624)	(9,369)	(40,930)	(25,172)
Proceeds from loan securitizations	3,290	4,160	13,337	15,580
Net purchases of premises and equipment	(149)	(498)	(304)	(770)
Securities purchased under reverse repurchase agreements	14,556	2,350	(2,941)	(17,710)
Net cash acquired (paid) for acquisitions	(97)	1,125	(3,309)	2,024
Net cash used in investing activities	(13,057)	246	(48,479)	(42,618)
Effect of exchange rate changes on cash and due from banks	65	(9)	(38)	(83)
Net increase (decrease) in cash and due from banks	197	(395)	522	160
Impact due to reporting-period alignment of U.S. entities	-	-	-	-
Cash and due from banks at beginning of period	2,899	2,969	2,574	2,414
Cash and due from banks at end of period	$3,096	$2,574	$3,096	$2,574
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,110	$1,128	$5,795	$5,865
Amount of income taxes paid (refunded) during the period	474	334	2,076	917
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	22

Appendix A - Segmented Information

The Bank’s operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are reported in the Corporate segment. Results for these segments for the three and twelve months ended October 31 are presented in the following tables:

Results by Business Segment
(millions of Canadian dollars)	For the three months ended
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	Canadian Personal				U.S. Personal
	and Commercial		Wealth		and Commercial		Wholesale
	Banking		Management		Banking		Banking		Corporate		Total
Net interest income	$1,868	$1,854	$106	$97	$1,099	$962	$425	$416	$(214)	$(346)	$3,284	$2,983
Non-interest income	934	814	591	542	356	257	307	261	193	160	2,381	2,034
Total revenue	2,802	2,668	697	639	1,455	1,219	732	677	(21)	(186)	5,665	5,017
Provision for (reversal of)
credit losses	212	239	-	–	125	146	3	23	(6)	(4)	334	404
Non-interest expenses	1,353	1,331	507	468	930	763	387	324	305	377	3,482	3,263
Income (loss) before
income taxes	1,237	1,098	190	171	400	310	342	330	(320)	(559)	1,849	1,350
Provision for (recovery of)
income taxes	332	325	51	53	84	45	54	235	(200)	(284)	321	374
Non-controlling interests
in subsidiaries, net of
income taxes	–	–	–	–	–	–	–	–	26	27	26	27
Equity in net income of an
associated company,
net of income taxes	–	–	54	33	–	–	–	–	10	12	64	45
Net income (loss)	$905	$773	$193	$151	$316	$265	$288	$95	$(136)	$(290)	$1,566	$994
Total assets (billions
of Canadian dollars)
Balance sheet	$218.7	$198.1	$21.8	$20.8	$201.3	$179.6	$212.8	$188.8	$31.8	$32.2	$686.4	$619.5
Securitized1	67.7	65.6	–	–	–	–	4.0	4.0	(21.4)	(19.0)	50.3	50.6

		For the twelve months ended
Net interest income	$7,320	$7,134	$423	$336	$4,286	$3,579	$1,603	$1,815	$(801)	$(1,321)	$12,831	$11,543
Non-interest income	3,490	3,237	2,356	2,121	1,402	1,180	899	1,059	616	425	8,763	8,022
Total revenue	10,810	10,371	2,779	2,457	5,688	4,759	2,502	2,874	(185)	(896)	21,594	19,565
Provision for (reversal of)
credit losses	820	1,046	–	–	666	646	22	25	(43)	(92)	1,465	1,625
Non-interest expenses	5,052	4,934	1,989	1,813	3,446	2,910	1,468	1,395	1,128	1,111	13,083	12,163
Income (loss) before
income taxes	4,938	4,391	790	644	1,576	1,203	1,012	1,454	(1,270)	(1,915)	7,046	5,777
Provision for (recovery of)
income taxes	1,327	1,296	221	197	320	230	199	588	(768)	(1,049)	1,299	1,262
Non-controlling interests
in subsidiaries, net of
income taxes	–	–	–	–	–	–	–	–	104	106	104	106
Equity in net income of an
associated company,
net of income taxes	–	–	207	194	–	–	–	–	39	41	246	235
Net income (loss)	$3,611	$3,095	$776	$641	$1,256	$973	$813	$866	$(567)	$(931)	$5,889	$4,644

1	Securitized assets continue to be reported under the segments the original loans originated from.

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	23

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports.

Transfer Agent
CIBC Mellon Trust Company*
P.O. Box 700
Station B
Montreal, Quebec  H3B 3K3
1-800-387-0825
Facsimile: 1-888-249-6189
inquiries@canstockta.com or www.canstockta.com

*Effective November 2010, shareholder records are maintained by Canadian Stock Transfer as administrative agent for CIBC Mellon Trust Company.

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports.

Co-Transfer Agent and Registrar
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD Shareholders outside of U.S.: 201-680-6610
www.bnymellon.com/shareowner/equityaccess

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

Annual Report on Form 40-F (U.S.)
A copy of the Bank’s annual report on Form 40-F for fiscal 2011 will be filed with the Securities and Exchange Commission later today and will  be available at http://www.td.com. You may obtain a printed copy of the Bank’s annual report on Form 40-F for fiscal 2011 free of charge upon request to TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or e-mail: tdshinfo@td.com.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the hearing impaired (TTY): 1-800-361-1180

Internet website: http://www.td.com
Internet e-mail: customer.service@td.com

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	24

Access to Quarterly Results Materials
Interested investors, the media and others may view this fourth quarter earnings news release, results slides, supplementary financial information, and the 2011 Consolidated Financial Statements and Notes and the 2011 Management’s Discussion and Analysis documents on the TD website at www.td.com/investor/qr_2011.jsp

Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference call in Toronto, Ontario on December 1, 2011. The call will be webcast live via TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the fourth quarter and fiscal 2011, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2011.jsp on December 1, 2011, before 12 p.m. ET. A listen-only telephone line is available at 416-644-3415 or 1-800-814-4859 (toll free).

The webcast and presentations will be archived at www.td.com/investor/qr_2011.jsp. Replay of the teleconference will be available from 6 p.m. ET on December 1, 2011, until January 3, 2012, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4485652, followed by the pound key.

Annual Meeting
Thursday, March 29, 2012
Glenn Gould Studio
Toronto, Ontario
(simulcast in New York, New York)

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 20.5 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust, TD Insurance, and TD Auto Finance Canada; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 7.5 million online customers. TD had CDN$686 billion in assets on October 31, 2011. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:
Rudy Sankovic, Senior Vice President, Investor Relations, 416-308-9030
Wojtek Dabrowski, Manager, Media Relations, 416-307-8149

TD BANK GROUP • FOURTH QUARTER 2011 EARNINGS NEWS RELEASE	25